January 4, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                             PDC Energy, Inc. Registration Statement on Form S-4 (File No. 333-215198)

Withdrawal of Acceleration Request

Ladies and Gentlemen:

Please refer to the acceleration request (the “Acceleration Request”) submitted on January 3, 2017 by PDC Energy, Inc. (the “Company”) pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, with respect to the Company’s Registration Statement on Form S-4 (File No. 333-215198) (the “Registration Statement”), which requested that the effective date of the Registration Statement be accelerated so that it would become effective on January 5, 2017 at 4:00 p.m. Eastern Time.

The Company hereby withdraws the Acceleration Request.

Please contact John Elofson of Davis Graham & Stubbs LLP at (303) 892-7335 should you have any questions or comments.

Very truly yours,

By:	/s/ Daniel W. Amidon
Name:	Daniel W. Amidon
Title:	Senior Vice President, General Counsel and Secretary